Exhibit 12

SPRINGLEAF FINANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in thousands)	Successor Company	Predecessor Company
Three Months Ended March 31,	2011	2010
Earnings: Loss before benefit from income taxes	$ (83,639)	$ (44,860)
Interest expense	353,552	265,828
Implicit interest in rents	3,435	3,708
Total earnings	$273,348	$224,676
Fixed charges: Interest expense	$353,552	$265,828
Implicit interest in rents	3,435	3,708
Total fixed charges	$356,987	$269,536
Ratio of earnings to fixed charges*	0.77	0.83

*

Earnings were inadequate to cover total fixed charges by $83.6 million for the three months ended March 31, 2011 and $44.9 million for the three months ended March 31, 2010.

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